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                               [Atari Letterhead]

September 29, 2005


Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
Washington, DC  20549

Re:      Atari, Inc.
         Form 10-K for the Fiscal Year Ended March 31, 2005
         File No. 000-27338

Dear Mr. Krikorian:

By a letter to Bruno Bonnell dated September 15, 2005 you stated that you had reviewed our response to your letter of August 31, 2005 and that you had an additional comment regarding the Annual Report on Form 10-K of Atari, Inc. for the fiscal year ended March 31, 2005. In your September 15, 2005 letter, you asked that Atari respond to the comment within ten business days or tell you when we would provide you with a response.

Atari, Inc. will provide a response to the September 15, 2005 letter not later than October 5, 2005.

Very truly yours,

/s/ Kristina K. Pappa

Kristina K. Pappa
Corporate Legal Counsel

cc:      Melissa Walsh
         Christopher White